SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission File Number: 1-10777

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ambac Financial Group, Inc.

Savings Incentive Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ambac Financial Group, Inc.

One State Street Plaza

New York, New York 10004

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

Ambac Financial Group, Inc.

Savings Incentive Plan

INDEX

Report of Independent Registered Public Accounting Firm

The Administrator

Ambac Financial Group, Inc. Savings Incentive Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Ambac Financial Group, Inc. Savings Incentive Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 29, 2009

Ambac Financial Group, Inc.

Savings Incentive Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value (see note 3):
Ambac Financial Group, Inc. Stock Fund	$1,253,438	$11,360,423
Mutual funds	54,448,764	70,849,639
Loans to participants	917,471	837,809

Total investments	56,619,673	83,047,871

Receivables:
Employer contributions receivable (see note 1(c))	810,569	2,670,804
Participant contributions receivable	135,569	177,186

Total receivables	946,138	2,847,990

Net assets available for plan benefits	$57,565,811	$85,895,861

See accompanying notes to the financial statements

Ambac Financial Group, Inc.

Savings Incentive Plan

Statements of Changes in Net Assets Available for Plan Benefits

For the years ended December 31, 2008 and 2007

	2008	2007
Investment Income (Loss) :
Dividends	$2,247,086	$4,932,367
Interest on participant loans	52,240	52,127
Net depreciation in fair value of investments (see note 3)	(31,838,355)	(21,202,576)

Total net investment loss	(29,539,029)	(16,218,082)

Contributions:
Employer contributions	4,499,022	4,544,939
Participant contributions	3,323,641	3,453,195
Rollovers	93,830	10,210,774

Total contributions and other additions	7,916,493	18,208,908

	(21,622,536)	1,990,826

Deductions from net assets attributed to:
Benefit payments	6,704,460	4,404,855
Administrative expenses	3,054	5,043

Total deductions	6,707,514	4,409,898

Net decrease	(28,330,050)	(2,419,072)

Net assets available for plan benefits:
Beginning of year	85,895,861	88,314,933

End of year	$57,565,811	$85,895,861

See accompanying notes to the financial statements

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Description of the Plan

The following description of the Ambac Financial Group, Inc. Savings Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or Plan document for more complete information of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all employees of Ambac Financial Group, Inc. (“Ambac”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Ambac is the Plan sponsor.

The Plan is a program designed to encourage long-term savings by eligible employees of Ambac. These savings are achieved through a systematic program of salary deferrals. The employee’s salary is reduced by the amount elected to be saved on a pre-tax basis. The pre-tax “deferred” part of the employee’s salary is not taxable to the employee until distribution, unless such distribution is to another eligible retirement plan.

(b)	Eligibility and Participation

All employees of Ambac who have completed at least six months of service in which the employee is credited with at least 500 hours of service are eligible to participate in the Plan. An enrollment packet is provided in advance of the earliest date on which an employee may elect to begin participation in the Plan. Once an employee completes the Plan’s service requirement, the employee’s account is credited with a Basic Profit–Sharing Contribution, a Supplemental Profit-Sharing Contribution or a Discretionary Profit-Sharing Contribution. An employee must, however, make an affirmative election to make pre-tax contributions and catch-up contributions, when eligible, to qualify for any employer matching contributions to the Plan.

(c)	Contributions

Each participant in the Plan directs Ambac to defer on a pre-tax basis a certain percentage of his or her compensation. Employee contributions are accrued when deducted from employee pay and are invested after receipt by the trustee. Eligible participants age 50 or over may also elect additional catch-up contributions subject to the dollar limits in the Economic Growth and Tax Relief Reconciliation Act (“EGTRRA”) of 2001. These catch-up contributions are not matched by Ambac. Employees may contribute to the Plan up to 20% of base compensation. The maximum annual contribution is $15,500 for 2008 and 2007. Ambac makes an employer matching contribution of 100% of the employee’s contributions up to 6% of such participants’ base compensation, subject to limits set by the Internal Revenue Code. Ambac may also make a Basic Profit Sharing contribution of 3% of base compensation and a Supplemental Profit Sharing contribution of an

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1), Continued

additional 3% of base compensation in the subsequent year to eligible employees. Additionally, Ambac may make a Discretionary Profit Sharing contribution equal to an amount determined by Ambac, in its sole discretion, for the taxable year with or within which the applicable Plan year ends. Ambac made contributions of $2,557,045 and $2,559,465 for 2008 and 2007, respectively, for its Basic and Supplemental Profit Sharing Contribution in each respective year. All contributions are invested as directed by the participant.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) Ambac’s contributions, and (b) Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. A participant’s earnings or losses are based upon the proportion contributed to the participant’s chosen investments.

(e)	Vesting

Participants are immediately vested in all contributions plus actual earnings or losses thereon.

(f)	Payments of Benefits

On termination of employment, retirement, total and permanent disability, or death, a participant or participant’s beneficiary may elect to receive an immediate lump-sum amount equal to the value of his or her account, or may elect to defer receipt of such lump sum payment until such participant attains the age of 70 1/2. If the participant’s amount is less than $5,000, a lump sum distribution is made following termination of employment.

(g)	Participant Loans

Participants may borrow, subject to limitations relative to prior loans, up to one-half of their vested account balances, but not to exceed $50,000. The minimum loan amount is $500. The loan will bear a fixed rate of interest as determined by the Plan Administrative Committee. Participants may have up to three outstanding loans at any one time. Repayment of the loan shall be made through payroll deductions over a term not to exceed five years. However, if the loan is used to acquire a principal residence, the term of the loan may be for up to 15 years. All outstanding loans shall be due and payable at the time of any distribution of all or any portion of the value of a participant’s account. There were 89 participant loans outstanding at December 31, 2008 with interest rates ranging from 4.00% – 10.5% and with maturities through 2022. There were 90 participant loans outstanding at December 31, 2007 with interest rates ranging from 5.00% – 10.5% and with maturities through 2022.

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, as well as disclosures of contingent assets and liabilities at the dates of the financial statements. These estimates and assumptions are based on management’s best estimate and judgment. Management evaluates the estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Management adjusts such estimates when fact and circumstances dictate. As future events and their effects cannot be determined with precision, actual results may differ from those estimates and assumptions.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Ambac Financial Group, Inc. Stock Fund is valued at its year-end unit closing price. The Ambac Financial Group, Inc. Stock Fund consists of Ambac Financial Group, Inc. common stock as well as small amounts of cash. The Ambac Financial Group, Inc. common stock in the stock fund is valued using quoted market prices. Participant loans are valued at cost which approximates fair value based on discounted cash flows. See Footnote 3 “Investments – Fair Value Measurements” for further detail on investment valuations. Purchases and sales of investments are recorded on a trade date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

(c)	Plan Expenses

The trust pays routine administrative, accounting, legal and investment advisory expenses to the extent not paid by Ambac.

(d)	Payment of Benefits

Benefits are recorded when paid.

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(2), Continued

(e)	Risks and Uncertainties

The Plan offers a number of investment options including the Ambac Financial Group, Inc. Stock Fund and a variety of mutual funds. The investment funds consist of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all fund elections. Additionally, the investments within each fund election are further diversified into varied financial instruments, with the exception of the Ambac Financial Group, Inc. Stock Fund, which principally invests in the securities of a single issuer. Over the past two years, the Ambac Financial Group, Inc. Stock Fund has been impacted by the decline in the share price of Ambac. This decline was a result of residential mortgage-backed exposures and other financial market disruption-related losses. Participant’s abilities to make decisions in investment activities in the Ambac Financial Group, Inc. Stock Fund are suspended during the “black-out” periods that are part of Ambac’s procedures designed to avoid violations of applicable securities laws.

(f)	Impact of Recent Accounting Standards and Interpretations

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. The Plan’s adoption of SFAS No. 157 did not have a material impact on the statements of assets available for plan benefits or statements of changes in assets available for plan benefits.

In October 2008 the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which was effective upon issuance, including prior periods for which financial statements have not been issued. FSP No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The Plan’s application of the guidance in FSP No. 157-3 did not have a material impact on the statement of assets available for plan benefits or statement of changes in assets available for Plan benefits.

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(3)	Investments

The following investments represent 5 percent or more of the Plan’s net assets.

	2008	2007
Vanguard Prime Money Market Mutual Fund	$12,055,145	$8,837,890

Vanguard 500 Index Mutual Fund	5,691,532	8,543,247

Vanguard International Growth Mutual Fund	4,891,254	10,116,233

Vanguard Growth & Income Mutual Fund	4,298,797	7,824,080

Vanguard Windsor II Mutual Fund	3,763,687	6,197,167

Vanguard Inflation-Protected Securities Mutual Fund	3,325,765	—

Vanguard Total Bond Market Index Mutual Fund	3,311,755	—

Ambac Financial Group, Inc. Stock Fund	—	11,360,423

The net depreciation of investments (including gains and losses on investments bought and sold, as well as held) for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007
Ambac Financial Group, Inc. Stock Fund	$(11,368,701)	$(20,190,049)
Mutual Funds	(20,469,654)	(1,012,527)

Total	$(31,838,355)	$(21,202,576)

Fair	Value Measurements

SFAS No. 157 establishes a three-tier hierarchy as a framework for measuring fair value that is based on inputs to value each of the fund’s investments. The framework provides a fair value hierarchy that prioritizes the inputs used in measuring fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(3), Continued

Level 1	Fair value is based on quoted prices for identical instruments traded in active markets.

Level 2	Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities and other market observable inputs. Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities, non-binding broker quotes (when pricing service information is not available) or through the use of valuation methodologies using observable market inputs. If the asset or liability has a specified contractual term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Fair value is based on at least one or more significant unobservable inputs for the asset or liability. These inputs reflect the assumptions market participants would use in pricing the asset or liability.

Fair values are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a description of the valuation methodologies used for assets measured at fair value or a recurring basis.

Mutual Funds

The fair value of the Plan’s investment in mutual funds are obtained from a quoted market price in an active market and is classified as Level 1.

Ambac Financial Group, Inc. Stock Fund

The fair value of the Plan’s investment in the Stock Fund is obtained from a quoted market price in an active market and is classified as Level 1.

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(3), Continued

Loans to Participants

These loans are valued at amortized cost, which approximates fair value based on discounted cash flows, and are classified at Level 3.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table provides the level of valuation assumptions used to determine the carrying value of the Plan’s assets which are measured at fair value on a recurring basis at December 31, 2008 (amounts in thousands of dollars):

	Level 1	Level 2	Level 3	Total
Ambac Financial Group, Inc. Stock Fund	$1,253,438	$—	$—	$1,253,438
Mutual Funds	54,448,764	—	—	54,448,764
Loans to participants	—	—	917,471	917,471

Total assets at fair value	$55,702,202	$—	$917,471	$56,619,673

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008 (amounts in thousands of dollars):

Loans to Participants
Balance, beginning of year	$837,809
Purchases, sales, issuances and settlements, (net)	79,662

Balance, end of year	$917,471

AMBAC FINANCIAL GROUP, INC.

SAVINGS INCENTIVE PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(4)	Income Tax Status

The Internal Revenue Service has determined and informed Ambac by a letter dated December 7, 2007 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(5)	Plan Termination

Although Ambac has not expressed any intention to do so, Ambac has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan was terminated, the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations, generally to provide benefits, after all expenses, to the participants and beneficiaries of the Plan.

(6)	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (“Vanguard”). Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Schedule 1

Ambac Financial Group, Inc.

Savings Incentive Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

		Current
Identity of Issue	Description	Value
* Ambac Financial Group, Inc. Stock Fund	Common Stock Fund; 1,004,003 shares at cost of $17,558,428	$1,253,438

* Vanguard Prime Money Market Mutual Fund	Mutual Fund; 12,055,155 shares	12,055,145
* Vanguard 500 Index Mutual Fund	Mutual Fund; 68,498 shares	5,691,532
* Vanguard International Growth Mutual Fund	Mutual Fund; 400,922 shares	4,891,254
* Vanguard Growth & Income Mutual Fund	Mutual Fund; 221,018 shares	4,298,797
* Vanguard Windsor II Mutual Fund	Mutual Fund; 196,949 shares	3,763,687
* Vanguard Inflation-Protected Securities Mutual Fund	Mutual Fund; 288,695 shares	3,325,765
* Vanguard Total Bond Market Index Mutual Fund	Mutual Fund; 325,320 shares	3,311,755
* Vanguard Long-Term Investment Grade	Mutual Fund; 307,319 shares	2,679,824
* Vanguard Wellington Mutual Fund	Mutual Fund; 97,360 shares	2,378,494
* Vanguard Explorer Mutual Fund	Mutual Fund; 53,176 shares	2,240,286
* Vanguard U.S. Growth Mutual Fund	Mutual Fund; 142,893 shares	1,751,874
* Vanguard GNMA Mutual Fund	Mutual Fund; 130,944 shares	1,385,388
* Vanguard REIT Index Mutual Fund	Mutual Fund; 84,082 shares	1,019,916
* Vanguard Short-term Bond Index Mutual Fund	Mutual Fund; 77,380 shares	795,469
* Vanguard Target Retirement 2025 Mutual Fund	Mutual Fund; 76,785 shares	711,798
* Vanguard Morgan Growth Investment Mutual Fund	Mutual Fund; 54,162 shares	612,033
* Vanguard LifeStrategy Growth Mutual Fund	Mutual Fund; 27,285 shares	436,555
* Vanguard Target Retirement 2020 Mutual Fund	Mutual Fund; 24,823 shares	411,317
* Vanguard Target Retirement 2005 Mutual Fund	Mutual Fund; 41,726 shares	404,321
* Vanguard Target Retirement 2030 Mutual Fund	Mutual Fund; 21,505 shares	334,186
* Vanguard International Value Mutual Fund	Mutual Fund; 13,873 shares	325,056
* Vanguard Target Retirement 2040 Mutual Fund	Mutual Fund; 20,895 shares	316,143
* Vanguard Target Retirement 2035 Mutual Fund	Mutual Fund; 30,795 shares	284,854
* Vanguard Target Retirement 2015 Mutual Fund	Mutual Fund; 24,935 shares	238,126
* Vanguard LifeStrategy Conservative Growth Mutual Fund	Mutual Fund; 16,492 shares	219,339
* Vanguard LifeStrategy Moderate Growth Mutual Fund	Mutual Fund; 12,217 shares	184,226
* Vanguard Calvert Social Index Mutual Fund	Mutual Fund; 22,850 shares	113,791
* Vanguard LifeStrategy Income Mutual Fund	Mutual Fund; 7,489 shares	91,596
* Vanguard Target Retirement 2045 Mutual Fund	Mutual Fund; 8,315 shares	79,571
* Vanguard Target Retirement Income Mutual Fund	Mutual Fund; 6,392 shares	60,850
* Vanguard Target Retirement 2010 Mutual Fund	Mutual Fund; 1,059 shares	18,641
* Vanguard Target Retirement 2050 Mutual Fund	Mutual Fund; 1,131 shares	17,175
* Participant Loans	89 participants loans (Interest rate range 4.00% to 10.5%)	917,471

		$56,619,673

* party-in-interest as defined by ERISA

See accompanying report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administrator the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ambac Financial Group, Inc. Savings Incentive Plan

Dated: June 29, 2009	By:	/s/ Sean T. Leonard
Sean T. Leonard Senior Vice President and Chief Financial Officer

Dated: June 29, 2009	By:	/s/ Gregg L. Bienstock
Gregg L. Bienstock, Esq. Plan Administrator

EXHIBIT INDEX

Exhibit Number	Document
23.1	Consent of Independent Registered Public Accounting Firm.